Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in this Registration Statement of our reports dated December 11, 2025, relating to the consolidated financial statements, and the effectiveness of internal control over financial reporting, of Mitek Systems, Inc. (the Company) appearing in the Company’s Annual Report on Form 10-K for the year ended September 30, 2025.
/s/ BDO USA, P.C.
Chicago, Illinois
March 6, 2026
BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

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